Strategic Alliance Agreement

This Strategic Alliance Agreement is made and entered into this 4th day of April 2018, by and between Nuova Abibes SRL (“NABS”), an Italian Corporation, and Boston Carriers Inc. (“BSTN”), a Marshall Islands Corporation.

OBJECTIVES

1.To explore the various synergies which may be obtained by working together in the field of transportation storage and trading of Liquified Petroleum Gas (“LPG”).

2.To identify acquisition opportunities of LPG storage facilities and LPG carrier vessels.

3.Both companies to undertake joint research and provide their market expertise to the other in respect of transporting, importing and trading LPG.

4.To explore commercial agreements that will be for the mutual benefit of both companies.

EXCLUSIVITY

Both companies shall exclusively provide their resources to each other for serving the objectives of this agreement. Both companies will retain the right to co-both invest on 50% basis on any acquisition opportunity that will arise out of this agreement.

EXPENSES

It is expressly agreed and understood that each party shall be responsible for its own normal and reasonable out-of-pocket expenses.

CONFIDENTIALITY

Each company shall not divulge to others, any trade secret or confidential information, knowledge, or data concerning or pertaining to the business and affairs of the other company obtained as a result of this agreement, unless authorized, in writing.

TERM AND TERMINATION

The term of the Agreement will be for 12 months unless terminated sooner. This Agreement may be renewed upon mutual, written agreement of the parties. Either party may terminate this agreement at any time with 180 days written notice.

OTHER MATERIAL TERMS AND CONDITIONS

A.	INDEMNITY. Each company shall indemnify, defend and hold harmless the other company from and against any and all losses incurred which arise out of or result from misrepresentation, breach of warranty or breach or non- fulfillment of any covenant contained herein.

B.	PROVISIONS. Neither termination nor completion of this Agreement shall affect the provisions of this Agreement, and the Indemnification Provisions that are incorporated herein, which shall remain operative and in full force and effect.

C.	ADDITIONAL INSTRUMENTS. Each of the parties shall from time to time, at the request of others, execute, acknowledge and deliver to the other party any and all further instruments that may be reasonably required to give full effect and force to the provisions of this Agreement.

D.	ENTIRE AGREEMENT. Each of the parties hereby covenants that this Agreement, is intended to and does contain and embody herein all of the understandings and agreements, both written or oral, of the parties hereby with respect to the subject matter of this Agreement, and that there exists no oral agreement or understanding expressed or implied liability, whereby the absolute, final and unconditional character and nature of this Agreement shall be in any way invalidated, empowered or affected. There are no representations, warranties or covenants other than those set forth herein.

E.	ASSIGNMENTS. The benefits of the Agreement shall inure to the respective successors and assignees of the parties and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

F.	ORIGINALS. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original and constitute one and the same agreement.

G.	ADDRESSES OF PARTIES. Each party shall at all times keep the other informed of its principal place of business if different from that stated herein, and shall promptly notify the other of any change, giving the address of the new place of business or residence.

H.	NOTICES. All notices that are required to be or may be sent pursuant to the provision of this Agreement shall be sent by certified mail, return receipt requested, or by overnight package delivery service to each of the parties at the addresses appearing herein, and shall count from the date of mailing or the validated air bill.

I.	MODIFICATION AND WAVIER. A modification or waiver of any of the provisions of this Agreement shall be effective only if made in writing and executed with the same formality as this Agreement. The failure of any party to insist upon strict performance of any of the provisions of this Agreement shall not be construed as a waiver of any subsequent default of the same or similar nature or of any other nature.

J.	INJUNCTIVE RELIEF. Solely by virtue of their respective execution of this Agreement and in consideration for the mutual covenants of each other, both companies hereby agree, consent and acknowledge that, in the event of a breach of any material term of this Agreement, the non-breaching party will be without adequate remedy-at-law and shall therefore, be entitled to immediately redress any material breach of this Agreement by temporary or permanent injunctive or mandatory relief obtained in an action or proceeding instituted in any court of competent jurisdiction without the necessity of proving damages and without prejudice to any other remedies which the non-breaching party may have at law or in equity.

K.	ATTORNEY’S FEES. If any arbitration, litigation, action, suit, or other proceeding is instituted to remedy, prevent or obtain relief from a breach of this Agreement, in relation to a breach of this Agreement or pertaining to a declaration of rights under this Agreement, the prevailing party will recover all such party’s attorneys’ fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions there from. As used in this Agreement, attorneys’ fees will be deemed to be the full and actual cost of any legal services actually performed in connection with the matters involved, including those related to any appeal to the enforcement of any judgment calculated on the basis of the usual fee charged by attorneys performing such services.

L.	JURISDICTION. This agreement is subject to Delaware law and arbitration under Delaware law.

BOSTON CARRIERS INC.		NUOVA ABIBES SRL

By:	/s/ Antonios Bertsos	By:	/s/ Federico Careri
	Chief Executive Officer		General Manager